American Bonanza Announces Progress at Copperstone Mine
and Completion of a Gold Facility

June 14th 2012 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza” or "Company") is pleased to announce a progress update at the high-grade Copperstone Mine during April 2012, and to announce that it has completed a second priority secured gold prepayment facility to support the successful ramp-up of the Copperstone Mine to full production.

Bonanza continues to make positive progress during its expected ramp-up stage as it approaches its objective of reaching design rates for mining and production. Performance during April represents a substantial improvement over the first quarter of 2012. Once at design rates, Bonanza will be able to announce commercial production. Current improvements during the ramp-up phase include:

1.

Mill Performance – 5,455 tons were milled during April. On a day-to-day basis, the mill has performed at design throughput rates and is capable of running at these target rates. Increased through-put will be seen in the coming months as the mine’s ore tonnage to the processing plant increases from the ‘D’, ‘C’ and ‘North D’ Zones. The target throughput rate is 450 tons per day.

2.	Recovery – 1,060 ounces gold was recovered in the mill during April, which is approximately 35% of the monthly design rate for year one of the mine life.

3.

Overall Recovery Rate - stands at 85% for the full month of April. This will further improve as the feed from the mine evens out over the summer. The tailings grade is low at 0.036 ounces per ton, in line with expectations.

4.	Concentrate Shipment Grade – During April, the concentrates graded between 48 and 54 ounces of gold per ton, which is several times higher than design grades.

5.

Gold Sales – preliminary gold sales in April of 1,186 ounces were achieved, representing 40% of Year 1 monthly design rates. The gravity concentrate is currently being sent to Metals Research in Idaho, and the flotation concentrate to Global Metal Technologies in Spokane.

6.	The Mine – 5,375 tons of ore was mined in April, which is approximately 180 tons per day, representing 40% of design output rates.

The mining activity is focusing on three zones. Within the next two or three months, these three zones will ensure that the mine has more than sufficient ore stopes available to achieve design output:

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  ‘D’ Zone – this zone has been the focus of the mining activity during 2012 and mining ore at higher rates will resume when current curing of the backfill is completed shortly. The backfill activity had led to a short-term drop in mine output.

  ‘C’ Zone – stopes are currently under development and are expected to be developed for the mining of ore within two weeks. The ‘C Zone’ will be the second zone to be developed.

  ‘North D’ Zone - a development heading is being driven out to ‘North D Zone’ and is expected to arrive in approximately two months.

Gold Facility Details
In order for Bonanza to expedite the opening up of the ‘North D’ Zone and develop stopes in the ‘C’ Zone, plus improve equipment availability and the building of a spare parts inventory, Bonanza completed a second priority secured gold prepayment facility. The gold prepayment facility was completed with an arms-length Lender, whereby Bonanza has agreed to deliver 3,215 ounces of gold for delivery on June 1, 2015, for gross proceeds of US$4,501,000 (the "Facility").

The Facility will be repaid through the delivery of 3,215 ounces of gold (the “Gold”) on June 1, 2015, subject to the Lender’s option to receive the Gold or cash. The Gold that has been committed under this Facility represents approximately 1% of the measured and indicated mineral resources at the Copperstone gold mine.

The Facility is subject to optional early repayment by the Company after eight months have passed with a prepayment equal to the gross proceeds plus the outstanding interest which would become due until June 1, 2015, less interest previously paid. The Company will pay an interest rate of 12% per annum, commencing on July 1, 2012. The Facility is secured by a second priority charge over the personal property of the Company and the Company’s wholly owned subsidiary, Bonanza Explorations Inc.

This news release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza
Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin, President & Chief Executive Officer

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FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the repayment of the Note and the use of proceeds, projected development of mineralized zones and the results thereof, target rate throughput and the achievement of commercial production, is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com

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